

October 18, 2021

Zach Davis
Senior Vice President and Chief Financial Officer
Cheniere Energy Partners, L.P.
700 Milam Street, Suite 1900
Houston, TX 77002

      Re: Cheniere Energy Partners, L.P.
          Registration Statement on Form S-4
          Filed October 8, 2021
          File No. 333-260159

Dear Mr. Davis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Energy & Transportation

cc: George Vlahakos